                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    Form 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         For the month of September 2003

                          (Commission File No. 1-14032)

                   Telecomunicacoes Brasileiras S.A.--Telebras
             (Exact name of registrant as specified in its charter)

               Brazilian Telecommunications Corporation--Telebras
                  (Translation of registrant's name in English)

                             SAS--Quadra 6, Bloco E
                             70313-900 Brasilia--DF
                        The Federative Republic of Brazil
                    (Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                              Form 20-F X Form 40-F
                                       ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                    Yes ___    No X
                                                 ---

         (If ("Yes") is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82_______.)

                (Convenience Translation into English from the Original Previously Issued in Portuguese)


                Telecomunicacoes
                Brasileiras S.A. -
                TELEBRAS


                Quarterly Financial Information
                for the Three-month Period
                Ended June 30, 2003 and
                Independent Auditors' Review Report



                Deloitte Touche Tohmatsu Auditores Independentes

(Convenience Translation into English from the Quarterly Information Previously Issued in Portuguese)




(Convenience Translation into English from the Original Previously Issued in Portuguese)

INDEPENDENT AUDITORS' SPECIAL REVIEW REPORT

To the Directors and Shareholders of
Telecomunicacoes Brasileiras S.A. - TELEBRAS
Brasilia - DF

1. We have reviewed the accompanying quarterly financial information (ITR) of Telecomunicacoes Brasileiras S.A. - TELEBRAS for the quarter and the six-month period ended June 30, 2003, consisting of the balance sheet as of June 30, 2003 and the related statements of operations for the quarter and the six-month period then ended. All information included in this quarterly financial information is the representation of the Company's management.

2. We conducted our review in accordance with specific standards established by the Brazilian Institute of Independent Auditors (IBRACON) and the Federal Accounting Council, which consisted principally of: (a) inquiries of and discussions with persons responsible for the accounting, financial and operating areas about the criteria adopted in preparing the quarterly financial information, and (b) review of the information and subsequent events that have or may have material effects on the financial position and operations of the Company.

3. Based on our special review, we are not aware of any material modifications that should be made to the quarterly financial information referred to in paragraph 1 for it to be in conformity with Brazilian accounting practices and standards issued by the Brazilian Securities Commission (CVM).

4. As mentioned in Note 1 to the quarterly financial information, TELEBRAS is in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator, which will occur only after the judgment of the preliminary injunction regarding a claim for declaration of unconstitutionality that suspended "ad referendum", among others, article 30 of Law 9,986 dated July 18, 2000, whereby ANATEL's Special Staff was created to absorb TELEBRAS' employees assigned to ANATEL. Because the aforementioned deliberations have not yet occurred, the financial statements referred to in paragraph 1 have been prepared on a going concern basis and, accordingly, do not include all adjustments to liability accounts as to the amounts that might be necessary to settle obligations, future disbursements or could result from the liquidation process.

(Convenience Translation into English from the Quarterly Information Previously Issued in Portuguese)


5. As discussed in Note 10 to the financial statements, TELEBRAS is a party to various lawsuits, which have been evaluated and classified by its legal counsel according to the risk of loss to the Company. Based on legal counsel's evaluation, the Company has recorded a contingency provision for lawsuits classified as probable loss but has not recorded a provision for lawsuits classified as possible loss, the amounts of which are disclosed in
   Note 10. Due to the materiality of the amounts of lawsuits classified as possible loss and therefore not accrued, the Company's net equity may have to be used in full to meet liabilities resulting from the outcome of these lawsuits, with no balance remaining to be distributed to the shareholders.

6. Previously, we reviewed the balance sheet as of March 31, 2003 and the statements of operations for the quarter and the six-month period ended June 30, 2002, and issued review reports, dated May 23, 2003 and August 6, 2002, respectively, with emphasis as to the matters discussed in Paragraphs 4 and 5 above.

7. The accompanying quarterly financial information has been translated into English for the convenience of readers outside Brazil.

Brasilia, August 22, 2003




DELOITTE TOUCHE TOHMATSU                           Celso de Almeida Moraes
Auditores Independentes                            Accountant

ITRs pages reviewed by Deloitte Touche Tohmatsu have been executed exclusively for identification purposes.

(Convenience Translation into English from the Quarterly Information Previously Issued in Portuguese)

Share Capital Structure

--------------------------------------------------------------------------------
          Shares        1 - Quarter     2 - Former quarter   3 - Previous period
                         06/30/2003         03/31/2003           06/30/2002
--------------------------------------------------------------------------------
Paid in Capital
--------------------------------------------------------------------------------
1 - Common               346,418,591         346,418,591          346,418,591
--------------------------------------------------------------------------------
2 - Preferred            210,029,997         210,029,997          210,029,997
--------------------------------------------------------------------------------
3 - Total                556,448,588         556,448,588          556,448,588
--------------------------------------------------------------------------------
Treasury
--------------------------------------------------------------------------------
4 - Common                    19,366              19,366               19,366
--------------------------------------------------------------------------------
5 - Preferred                      0                   0                    0
--------------------------------------------------------------------------------
6 - Total                     19,366              19,366               19,366
--------------------------------------------------------------------------------

BALANCE SHEETS AS OF JUNE 30, 2003 AND MARCH 31, 2003
(In thousands of Brazilian reais - R$)

ASSETS                                                06/30/2003    03/31/2003
------                                                ----------    ----------

CURRENT ASSETS                                           146,537       141,164
                                                        --------      --------
Cash and cash equivalents                                132,450       126,759
Recoverable taxes                                          5,363         6,496
Other assets                                               8,724         7,909

LONG-TERM ASSETS                                         101,673        99,802
                                                        --------      --------
Recoverable taxes                                         88,362        86,226
Escrow deposits                                           11,668        11,658
Other assets                                               1,643         1,918
                                                        --------      --------

TOTAL ASSETS                                             248,210       240,966
                                                        ========      =======

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES                                       61,344        64,882
                                                        --------      --------
Suppliers                                                    832           751
Taxes and contributions                                      151           353
Employment termination provisions                         37,272        39,458
Provision for contingencies                                8,742        13,271
Payroll and related accruals                               4,428         3,857
Third parties' consignments                                  211           206
Other liabilities                                          9,708         6,986

LONG-TERM LIABILITIES                                     86,855        79,612
                                                        --------      --------
Provision for contingencies                               85,851        78,608
Other liabilities                                          1,004         1,004

SHAREHOLDERS' EQUITY                                     100,011        96,472
Capital                                                  219,455       219,455
                                                        --------      --------

Accumulated deficit                                     (119,444)     (122,983)

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               248,210       240,966
                                                        ========      ========

The accompanying notes are an integral part of this quarterly financial information.

(Convenience Translation into English from the Quarterly Information Previously Issued in Portuguese)

STATEMENTS OF OPERATIONS FOR THE QUARTER AND THE SIX-MONTH PERIOD
ENDED JUNE 30,2003 AND JUNE 30, 2002
(Expressed in thousands of Brazilian reais - R$)
--------------------------------------------------------------------------------

                                                    01/04/2003       01/01/2003       01/04/2002        01/01/2002
                                                    ----------       ----------       ----------        ----------
                                                      through          through          through           through
                                                      -------          -------          -------           -------
                                                    30/06/2003       30/06/2003       30/06/2002        30/06/2002
                                                    ----------       ----------       ----------        ----------
OPERATING EXPENSES
General and administrative expenses                     (1,778)          (3,536)          (1,925)           (3,634)
Provision for contingencies                             (2,714)          (7,691)          (1,407)           (3,407)

FINANCIAL INCOME (EXPENSES)
Financial income                                        10,242           22,415            7,549            14,409
Financial expenses                                      (1,091)          (1,264)            (338)             (623)

Other operating income                                      10               39                0                30
Other operating expenses                                   (52)          (2,354)            (521)           (1,357)

OPERATING INCOME(EXPENSES)                               4,617            7,609            3,358             5,418

NONOPERATING INCOME                                         74            2,268                3                 3
NONOPERATING EXPENSES                                        0                0              (18)              (18)

INCOME  BEFORE INCOME TAX AND SOCIAL CONTRIBUTION        4,691            9,877            3,343             5,403

INCOME TAX                                                (841)          (2,655)            (716)           (1,603)

SOCIAL CONTRIBUTION                                       (311)            (965)            (259)             (580)

NET INCOME FOR THE PERIOD                                3,539            6,257            2,368             3,220

Number of shares, ex-treasury shares
   (in thousands)                                  556,429,222      556,429,222      556,429,182       556,429,182

NET INCOME PER SHARE                                   0.00001          0.00001          0.00000           0.00001


The accompanying notes are an integral part of this quarterly financial information.

--------------------------------------------------------------------------------

(Convenience Translation into English from the Quarterly Information Previously Issued in Portuguese)

NOTES TO THE QUARTERLY FINANCIAL INFORMATION
FOR THE QUARTER AND THE SIX-MONTH PERIOD ENDED JUNE 30, 2003
(Amounts in thousands of Brazilian reais - R$, unless otherwise indicated)
--------------------------------------------------------------------------------

1 - COMPANY'S OPERATIONS

TELECOMUNICACOES BRASILEIRAS S.A - TELEBRAS is a mixed-capital corporation under jurisdiction of the Ministry of Communications and began operations on November 9, 1972, as authorized by Law No. 5,792 of July 11, 1972, having been the holding company of 54 telecommunications concessionaires (27 fixed telephone operators, 26 cellular operators and 1 long distance carrier) until the spin-off held on May 22, 1998.

The Extraordinary General Shareholders' Meeting held on May 22, 1998 approved the partial spin-off of TELEBRAS, which resulted in the incorporation of 12 new holding companies that were privatized on July 29, 1998, continuing the Company as a shell company and no longer as the TELEBRAS System's holding company.

As a result of the spin-off held on May 22, 1998 (based on the balance sheet as of February 28, 1998), TELEBRAS no longer has operational assets generating income and basically has sustained its operations with income from financial investments. As of March 31, 2003, the Federal Government held 76.46% of the common voting shares and 47.60% of the total capital that, added to the interest held by other federal government-owned companies, totals 51.38% of the total capital.

The Company is presently in the process of discontinuing its operations, awaiting the Extraordinary General Shareholders' Meeting that will deliberate on the Company's dissolution and appointment of a liquidator. Such meeting shall be held only after the judgment of the preliminary injunction regarding a claim for declaration of unconstitutionality (ADIN) No. 2,310. The preliminary injunction has suspended "ad referendum" of the Brazilian Supreme Court, among others, article 30 of Law 9,986 dated July 18, 2000. Article 30 provides for the creation of ANATEL's Special Staff to absorb TELEBRAS' employees who were assigned to ANATEL on the date the Law 9986 was published, as approved by TELEBRAS' Board of Directors on December 27, 2000 and agreed to by the Ministry of Communications. The judgment of the above-mentioned claim for declaration of unconstitutionality has been suspended as the previous appreciation of ADIN No. 2,135, which provides for Constitutional Amendment No. 19/98, has been requested.

2 - PRESENTATION OF FINANCIAL STATEMENTS

a)   Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting practices established by the Brazilian corporate law, standards established by the Brazilian Securities Commission (CVM) and, where appropriate, standards applicable to concessionaires of public telecommunications services.

3 - SUMMARY OF THE PRINCIPAL ACCOUNTING PRACTICES

Receivables and payables subject to monetary adjustment are restated through the balance sheet date.

a)   Cash Equivalents

Cash equivalents are considered to be short-term investments (daily) and are stated at cost plus accrued interest through the balance sheet date.

b)   Recoverable Taxes

Recoverable taxes are composed principally of income taxes withheld at source by third parties, recorded at the net amount expected to be refunded by the Federal Government.

c)   Income and Social Contribution Taxes

As from 1998, the Company no longer recognizes deferred tax assets for income and social contribution taxes regarding deductible temporary differences and tax loss carryforwards, due to uncertainty over their future recovery, charging the corresponding effects to income as detailed in Note 6.

d)   Other Short Term Assets

Payroll and payroll accruals incurred with the employees seconded to give support to the National Telecommunications Agency (ANATEL) and other government agencies, as per specific legislation, are not recorded as Company expenses, but as Other Current Assets, as shown in Note 7.

e)   Vacation Provision

Vacation due to employees (including the employees seconded) is accrued as due.

f)   Provision for Contingencies

Provision for contingencies is based on evaluations made by Telebras' legal counselors as to the risk of losses related to the existing lawsuits on the balance sheet date. The nature of the contingencies is summarized in Note 10.

g) Financial Income (Expenses)

Financial income (expenses) represent interest and monetary variation earned/incurred from financial investments, other assets and liabilities.

h)   Post-retirement Benefit Plans

Contributions to post-retirement benefit plans are actuarially determined and recorded on an accrual basis. Further information regarding such plans is provided in Note 18.

i) Earnings and Book Share Value per Thousand Shares

Earnings and Book Share Value per thousand shares was based on the number of shares outstanding on the balance sheet date, of which 346,399,225 thousand are common shares (net of 19,366 thousand treasury shares) and 210,029,997 thousand are preferred shares, totaling 556,429,222 thousand shares as of June 30, 2003 (same as of March 31, 2003).

4 - CASH AND CASH EQUIVALENTS

                                                                                06.30.2003           03.31.2003
                                                                                ----------           ----------
Bank accounts                                                                           31                   31
Short-term investments - Banco do Brasil - FRF                                     132,419              126,728
                                                                                   -------              -------
Total                                                                              132,450              126,759
                                                                                   =======              =======

5 - RECOVERABLE TAXES

Recoverable taxes for the quarter consist of the following:

                                                                               Additions
                                                                                 Selic       Offset
                                                                                 -----
                      ACCOUNTS                         Balance      Additions   interest   against own    Balance
                                                                                --------
                                                      03.31.03      principal      rate        debts      06.30.03
                                                      --------      ---------      ----        -----      --------
Withholding income tax on financial investments         54,011        1,464       1,758         (859)      56,374
Withholding income tax on  dividends                     2,836                                              2,836
Provision for probable losses                           (2,836)                                            (2,836)
Withholding income tax on  interest on capital          32,317            5         877       (2,409)      30,790
Other                                                    6,394           -          167            -        6,561
                                                        ------        -----       -----        -----       ------
TOTAL                                                   92,722        1,469       2,802        3,268       93,725
                                                        ======        =====       =====        =====       ======

Current                                                  6,496                                              5,363

Long term                                               86,226                                             88,362

5.1      Offset against own tax debts

In the three-month period, the Company offset R$3,268 against own tax debts related to income tax (IR), social contribution tax (CS), social security funding (PASEP, COFINS), and withholding income tax (IRRF) on salaried employees and service providers - individual and legal entities.

5.2      Provision for loss

The Company maintained in its records a provision for loss on withholding income tax (IRRF) on dividends.

6 - INCOME AND SOCIAL CONTRIBUTION TAXES

Since 1998 the Company has not recorded deferred tax assets relating to income and social contribution taxes on deductible temporary differences and tax losses, due to uncertainty on future realization. Therefore, the tax effect of such transactions is recognized in income for the year according to actual realization/offset.

6.1  Income Tax and Social Contribution Expenses

Income and social contribution tax expenses, recorded on June 30, 2003 and 2002, were computed as follows:

                                                    Income tax           Social contribution tax
                                                    ----------           -----------------------

                                            06.30.2003     06.30.2002   06.30.2003     06.30.2002
                                            ----------     ----------   ----------     ----------
Income before income and social               9,877          5,403        9,877          5,403
  Contribution taxes
    Permanent add-backs                          27            113            6             83
                                             ------         ------       ------          -----
Subtotal                                      9,904          5,516        9,883          5,486
                                             ------         ------       ------          -----

    Deductible temporary                      5,430          3,714        5,430          3,714
                                             ------         ------       ------          -----
        Differences
    Additions:                                9,095          4,762        9,095          4,762
                                             ------         ------       ------          -----
          Provision for contingencies         7,691          3,407        7,691          3,407
          Provision for suppliers               196            807          196            807
          Provision for PISP/PDI              1,208            525        1,208            525
          Provision - FINAM                       -             23            -             23
                                             ------         ------       ------          -----
    Deductions:                               3,665          1,048        3,665          1,048
                                             ------         ------       ------          -----
          Provision for suppliers               220             12          220             12
          Provision for PISP/PDI              3,445          1,036        3,445          1,036

    Subtotal                                 15,334          9,230       15,313          9,200
                                             ------         ------       ------          -----

    Offset of tax loss carryforwards         (4,600)        (2,769)      (4,594)        (2,760)
                                             -------        -------      -------        -------

Taxable income                               10,734          6,461       10,719          6,440
                                             ------         ------       ------          -----

    Provision for income and social
       contribution taxes                     2,655          1,603          965            580
                                             ======         ======       ======          =====

6.2 Tax Credits Available for Offset

As of June 30, 2003 and March 31, 2002, the Company had off-balance sheet tax credits, relating to deductible temporary differences and tax loss carryforwards, available for offset in future years, classified by nature and amounts as follows:

                                                                                      06.30.2003
                                                                        -----------------------------------------------
                                                                              Income tax        Social contribution tax
                                                                              ----------        -----------------------

                             NATURE                                     Tax basis    Tax rate   Tax basis      Tax rate
                                                                        ---------    ---------  ---------      --------
                                                                                        25%                        9%
                                                                                        ----                       ---
Provision for contingencies                                               94,593      23,648      94,593         8,513
Provision for voluntary severance program                                 37,272       9,318      37,272         3,354
Provision for loss -  taxes                                                2,836         709       2,836           255
Provision for suppliers/accounts receivable/FINAM                          6,452       1,613       6,452           581
Tax loss carryforwards                                                    41,733      10,433      42,001         3,780
                                                                         -------      ------     -------        ------
Total                                                                    182,886      45,721     183,154        16,483
                                                                         =======      ======     =======        ======

                                                                                            03.31.2003
                                                                        -----------------------------------------------
                                                                              Income tax        Social contribution tax
                                                                              ----------        -----------------------

                             NATURE                                     Tax basis    Tax rate   Tax basis      Tax rate
                                                                        ---------    ---------  ---------      --------
                                                                                        25%                        9%
                                                                                        ----                       ---
Provision for contingencies                                               91,879      22,970      91,879         8,629
Provision for voluntary severance program                                 39,458       9,864      39,458         3,551
Provision for loss -  taxes                                                2,836         709       2,836           255
Provision for suppliers/accounts receivable/FINAM                          6,726       1,681       6,726           605
Tax loss carryforwards                                                    43,186      10,796      43,478         3,913
                                                                         -------      ------     -------        ------
Total                                                                    184,085      46,020     184,377        16,953
                                                                         =======      ======     =======        ======

Current tax legislation limits the use of tax loss carryforwards in a given year to 30% of its taxable income.

7 - OTHER ASSETS - CURRENT

                                                                                    06.30.2003          03.31.2003
                                                                                    ----------          ----------
Recoverable costs - employees seconded to ANATEL                                         5,794               5,159
Recoverable costs - employees seconded to the Ministry of Transportation                     3                   9
Sundry credits - former Telebra System (STB)                                             4,537               4,537
Provision for losses - sundry credits -former STB                                       (4,537)             (4,537)
Provision for losses - ex-employees                                                        (17)                (17)
Provision for losses - other                                                              (480)               (480)
Shares for sale                                                                          2,137               1,969
Advance of payment to employees                                                            208                 177
Other                                                                                      582               1,092
                                                                                         -----               -----

Total                                                                                    8,724               7,909
                                                                                         =====               =====

Recoverable costs from ANATEL relates to salaries, vacation provision and related social charges and benefits.

8 - OTHER ASSETS - LONG-TERM

                                                   06.30.2003      03.31.2003
                                                   ----------      ----------

PNUD - United Nations Development Program               1,643           1,918
                                                        -----           -----

Total                                                   1,643           1,918
                                                        =====           =====

9 - PERSONNEL, SOCIAL CHARGES AND BENEFITS

                                                   06.30.2003     03.31.2003
                                                   ----------     ----------

Salaries, wages and professional fees                      33             33
Social charges                                          3,408          2,827
Fringe benefits                                           702            720
Payroll withholdings                                      285            277
                                                        -----            ---

Total                                                   4,428          3,857
                                                        =====          =====

10 - CONTINGENCIES

10.1 - Lawsuits

TELEBRAS is a party to approximately 489 lawsuits, of which 218 involve labor matters and 271 involve civil matters.

The 489 civil and labor claims in which TELEBRAS is a defendant are evaluated and classified by TELEBRAS' Legal Department according to the risk of loss to the Company as being remote, possible or probable loss. Based on such evaluations, the lawsuits are treated as follows:
..    Probable loss = the amount is accrued and disclosed in an Explanatory Note
..    Possible loss = the amount is not accrued but disclosed in an Explanatory
     Note
..    Remote loss = the amount is neither accrued nor disclosed in an Explanatory
     Note

Out of a total of 489 lawsuits, 125 (48 civil claims and 77 labor claims) were filed against TELEBRAS and its former subsidiaries, in which TELEBRAS is involved as the holding company of the former TELEBRAS System. Due to the restructuring of the TELEBRAS System and also the spin-off of the holding company TELEBRAS, and considering that the claims were filed originally against the operating companies, which are controlled by the current holding companies of the telecommunications sector, substitution of TELEBRAS in the lawsuits has been filed with the courts. Requests for substitution of Telebras have been approved by the new holding companies and filed with the competent courts. Most of the requests filed have not yet been ruled on.

A - PROBABLE LOSSES - ACCRUED

The amount recorded in liabilities was:

                                                    06.30.2003    03.31.2003
                                                    ----------    ----------

Labor                                                    8,725         8,280
Civil                                                   85,868        83,599
                                                        ------        ------
 Total                                                  94,593        91,879
                                                        ======        ======
Current                                                  8,742        13,271
Long-term                                               85,851        78,608

As of June 30, 2003, the provision for contingencies of R$94,593, recorded in liabilities, refers to 81 lawsuits (59 labor claims and 22 civil claims). From the amount above mentioned R$74,966 refers to 9 lawsuits contesting the distribution of dividends approved by the 1994 and 1995 Annual Shareholders' Meetings as the reserve for monetary restatement of capital was not included in the paid-in capital amount used to calculate dividends.

B  - POSSIBLE LOSSES - NOT ACCRUED

As of June 30, 2003, the aggregate amount of 171 lawsuits, classified as possible loss, and therefore not accrued, is estimated at a minimum of R$321,553, as follows:

b.1) R$257,373 relates to 13 civil claims filed in 1997 and 1998 against TELEBRAS and its former subsidiaries, relating to a capital increase held in 1997 through the capitalization of prospective subscribers' financial contributions, claiming delivery of TELEBRAS shares at their book value instead of shares from its former subsidiaries at market values. There are 2 other civil claims of undetermined amounts.

b.2) R$2,516 relates to 40 labor claims (job reinstatement, overtime payments, bonus, health exposure premium, severance pay fund (FGTS), etc.). There are 2 other labor claims of undetermined amounts.

b.3) R$61,664 relates to 70 civil claims (indemnification related to Telebras spin-off, damages, annulment of bids, etc.) and 2 other civil claims of undetermined amounts and 22 claims without financial impact on the Company.

10.2     Prescription of Tax Contingencies

Pending approval by the Brazilian tax authorities, taxes and contributions in general remain available for examination by the tax authorities over a period of five years from their recording date.

11 - VOLUNTARY SEVERANCE PROGRAM

Telebras implemented in September 1998 an early severance program, named "Voluntary Severance Program (PISP)" to be in compliance with the Company's post-privatization period, i.e. only maintaining essential structure and functions until its future dissolution, ". An amount of R$97,211 was accrued at that date for this severance program, comprising all employees, including those seconded to ANATEL, Ministries and the President's office.

On July 18, 2000, a special staff structure was established at ANATEL by Law No. 9,986, article 30, to absorb TELEBRAS' employees who were seconded to that Agency, on the date the law was passed. However, as claims for declaration of unconstitutionality (ADINs) were filed with the Brazilian Supreme Court as stated in Note 1, TELEBRAS reinstated on December 27, 2000 the employees seconded to ANATEL and subsequently seconded them again to ANATEL on a chargeable basis. To handle this pending situation, Telebras has decided to maintain PISP-related liabilities for these employees.

As of June 30, 2003 short-term liabilities related to PISP provision for workers still employed represented R$37,272 (R$39,458 as of March 30, 2003).

12 - OTHER CURRENT LIABILITIES

                                                       06.30.2003     03.31.2003
                                                       ----------     ----------

Sundry creditors - telecommunications companies             9,639          6,104
Social contribution tax                                         7            426
Income tax                                                      -            402
Other liabilities                                              62             54
                                                            -----          -----

Total                                                       9,708          6,986
                                                            =====          =====

13 - SHAREHOLDERS' EQUITY

a) Capital

Subscribed and paid-in capital is R$219,455, represented by 556,448,588 thousand shares without par value, as follows:

                                                       06.30.2003     03.31.2003
                                                       ----------     ----------

Common shares - thousands                             346,418,591    346,418,591
Preferred shares - thousands                          210,029,997    210,029,997
                                                      -----------    -----------
Total                                                 556,448,588    556,448,588
                                                      ===========    ===========

Book value per thousand shares - R$                         0.180          0.173
                                                            =====          =====

As of June 30, 2003, the Company had 19,366 thousand common shares held in treasury.

b)  Dividends

Under Telebras' bylaws, preferred shares are non-voting, except in the circumstances defined by law, have priority for redemption of capital invested in the share and for a minimum 6% per annum noncumulative dividend.

14 - FINANCIAL INSTRUMENTS

As of June 30, 2003, the Company's financial instruments include short-term investments stated at cost plus interest accrued through the balance sheet date, and interest rates in line with market rates. Telebras has no financial derivatives.

15 - FINANCIAL INCOME (EXPENSES)

..    Financial income                                   06.30.2003    06.30.2002
                                                        ----------    ----------
     Short-term investments                                 14,295         9,774
     Recoverable taxes                                       7,759         4,151
     Other assets                                              361           484
                                                            ------        ------
     Total                                                  22,415        14,409
                                                            ======        ======


..    Financial expenses                                 06.30.2003    06.30.2002
                                                        ----------    ----------
     Tax on Transactions on Bank Accounts (CPMF)               127           135
     Losses on shares held for sale                              -           488
     Other liabilities                                       1,137             -
                                                            ------        ------
     Total                                                   1,264           623
                                                            ======        ======

16 - GENERAL AND ADMINISTRATIVE EXPENSES

                                                        06.30.2003    06.30.2002
                                                        ----------    ----------
     Third-party services                                    2,252         2,501
     Personnel, social charges and fringe benefits             881           841
     Rent                                                      240           227
     Other                                                     163            65
                                                            ------        ------
     Total                                                   3,536         3,634
                                                            ======        ======
17 - OTHER OPERATING EXPENSES

                                                        06.30.2003    06.30.2002
                                                        ----------    ----------
     Taxes and contributions (PASEP and COFINS)              1,145           527
     Early dismissal program                                 1,208           807
     Other                                                       1            23
                                                            ------        ------
     Total                                                   2,354         1,357
                                                            ======        ======

18 - POST-RETIREMENT BENEFIT PLANS

18.1 -  Fundacao Sistel de Seguridade Social - SISTEL

TELEBRAS, together with the other companies of the former Telebras System sponsor private pension and health care plans for retired employees, managed by Fundacao Sistel de Seguridade Social - SISTEL. Until December 1999, all sponsors of the plans managed by Sistel were jointly responsible for the existing plans. On December 28, 1999, these sponsors negotiated conditions to create pension plans individualized by sponsor and continuation of solidarity only for the participants already covered and who were in such position on January 31, 2000, thus resulting in a proposal for the restructuring of Sistel's bylaws and regulations, which was approved by the Secretariat for Social Security and Supplementary Benefits on January 13, 2000.

The purpose of the amendments to Sistel's bylaws was to enable Sistel to manage other benefit plans as a multisponsored entity, in view of the new situation after the privatization of the TELEBRAS System.

The new version consisted of the restructuring of the Sistel Benefits Plan (PBS) into several individual plans, with the segregation and transfer of assets and liabilities to the new individual plans, divided between "Plan PBS-A" and "Sponsors' Plans". The accounting segregation of the plans was implemented by Sistel effective February 1, 2000.

In accordance with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, the cost of the plans began, in December 2000, to be equally shared between the sponsor and the participating employees. This decision was ratified by the Board of Trustees of Fundacao Sistel in the Extraordinary Meeting held on November 29, 2000. Therefore, sponsor contribution is calculated now as 8% on salaries from participating employees.

TELEBRAS sponsors the following plans:

..  PBS - A

PBS - A is a defined benefit plan. Sponsors shall make cash contributions in case the plan assets are insufficient to meet future retirement benefit obligations.

This plan is composed employees from all sponsors, participants of the Sistel Benefit Plan (PBS) and retired prior to January 31, 2000.All sponsors and Sistel are severely and jointly liable for the plan.

..  PBS - TELEBRAS

PBS - Telebras is a defined benefit plan. TELEBRAS shall make cash contributions in case the plan assets are not sufficient to settle future retirement benefit obligations.

This plan covers the TELEBRAS plan participants who were not retired as of January 31, 2000. Joint liability between the sponsors of the plans managed by Sistel no longer exists.

..  PAMA

The Post-retirement Health Care Plan - PAMA was created in June 1991 to provide health care benefits to retired participants/beneficiaries of the PBS-A and PBS-Telebras plans at shared costs. According to its regulation, this plan is funded by sponsor contributions at a rate of 1.5% levied on monthly compensation of active participants covered by the PBS plans.

..  TELEBRASPREV

TelebrasPrev is a mixed supplementary pension plan approved by the Secretariat for Social Security and Supplementary Benefits, from the Social Security Ministry, on December 3, 2002, based on a defined contribution for programmable benefits (retirement) and risk benefits (sickness benefit, disability compensation and death benefit). The participants of TelebrasPrev are former participants of PBS-TELEBRAS. TELEBRAS has no obligation to make any cash contribution in case the plan assets are not sufficient to meet future retirement benefit obligations.

As of June 30, 2003, the status of the Sistel plans is as follows:

a)  PBS - TELEBRAS and PBS - A

                                         PBS - TELEBRAS            PBS-A

                                     06.30.2003 03.31.2003 06.30.2003 03.31.2003
                                     ---------- ---------- ---------- ----------

Mathematical reserves and funds         127,486    191,075  4,046,941  3,863,499
Other liabilities                           156      1,456      3,408      4,090
                                        -------    -------  ---------  ---------
Total reserves and other liabilities    127,642    192,531  4,050,349  3,867,589
(-) Total plan assets                   128,371    201,544  4,179,076  4,053,031
                                        -------    -------  ---------  ---------
(=) Accumulated surplus                     729      9,013    128,727    185,442

In the first three months of 2003, the Company, as agreed with SISTEL, did not make contributions to the PBS TELEBRAS plan, considering that the TELEBRASPREV plan was in the implementation phase and that the PBS TELEBRAS plan had a surplus. In the second quarter of 2003, TELEBRAS contribution represented R$187 (R$725 in the first semester of 2002).

b)  PAMA

                                                       06.30.2003     03.31.2003
                                                       ----------     ----------
Assistance and administrative funds                       465,379        449,558
Other liabilities                                             340            451
                                                          -------        -------
Total funds and other liabilities                         465,719        450,009
Total assets of Sistel                                    465,719        450,009

In the first six months of 2003, Company's contributions to PAMA amounted to R$111 (R$136 for the same period in 2002).

c)  TELEBRASPREV

                                                       06.30.2003     03.31.2003
                                                       ----------     ----------
Mathematical reserves and funds                           170,933         86,059
Other liabilities                                           1,281            290
                                                          -------         ------
Total reserves and other liabilities                      172,214         86,349
Total plan assets                                         172,214         86,349


In the first six months of 2003, the Company contribution to TELEBRASPREV amounted to R$76.

18.2   -TELEBRAS' withdrawal

TELEBRAS' withdrawal as sponsor of SISTEL, either by formal petition or because of its dissolution, is subject to the procedures set forth by SISTEL's bylaws and Resolution No. 06 of the Social Security Ministry - MPAS/CPC of April 7, 1988, which determines prior verification of the adequacy of the assets to cover the mathematical reserves corresponding to the plan, through an specific actuarial evaluation at the time Telebras withdraws from Sistel, which may result in the need, or not, for additional funding by TELEBRAS.

Law No. 9,986 (published on July 19, 2000) established that the Agencies absorbing the special staff structure as per articles 19, 27 and, more specifically, article 30, which created the ANATEL's Special Staff, may, as successors, become sponsors of the pension funds, to which the employees composing such structure are linked, while complying with the requirement for contribution parity between the sponsor and the participant, in conformity with articles 5 and 6 of Constitutional Amendment No. 20 of December 15, 1998, as approved by the Sistel Board of Trustees in the Extraordinary Meeting held on November 29, 2000.

19 - GUARANTEES

In accordance with item 4.3, Chapter 4 - Rights and Obligations from Purchasers of Companies' Shares, from the Public Bidding Notice MC/BNDES No. 01/98, which established the conditions for the privatization of the telecommunication companies, through the sale of shares held by the federal government, as part of the privatization process, the new holding companies were obliged to replace with their own guarantees, TELEBRAS' guarantees given on all contracts and financial transactions related to TELEBRAS' former subsidiary companies.

In the case where creditors do not agree with the substitution of guarantees offered by the new holding companies, these companies are obliged to offer counter-guarantees of a real nature or bank guarantees to TELEBRAS in line with market rates, pursuant to rule VI item 4.3 above mentioned.

As at December 31, 2002, there still remained guaranteed by TELEBRAS a contract signed by Telecomunicacoes de Sao Paulo S.A. - Telesp in the amount of US$310 million, to finance the expansion of mobile cellular service in Sao Paulo State. This contract matures on September 26, 2004, and is equivalent at that date (December 31, 2002) to R$890,320 (R$1,039,461 on March 31, 2003), for which counter-guarantees have been provided by Telesp Participacoes S.A. (currently Telecomunicacoes de Sao Paulo S.A.) These counter-guarantees provided by Telecomunicacoes de Sao Paulo S.A. are promissory notes issued in favor of TELEBRAS and are guaranteed by Telesp Celular Participacoes S.A.

As of July 17, 2003 Telebras once more requested TELESP to replace such guarantees.

20 - TRANSFER OF TELEBRAS' PERSONNEL TO ANATEL

As stated in Note 1, suits for declaration of unconstitutionality were filed with the Supreme Court against Law No. 9,986 (published on July 19, 2000, in the Official Gazette- DOU) which established ANATEL's Special Staff to absorb TELEBRAS's personnel who were assigned to that Agency and to the Ministry of Communications on the date such law was published.

Following the Brazilian Supreme Court decision as mentioned on the Explanatory
Note 1, on December 27, 2000, TELEBRAS reinstated 354 employees who were seconded to ANATEL and seconded them again on the same date, on a chargeable basis, to that Agency.

05.01 - QUARTERLY COMMENTS ON TELEBRAS PERFORMANCE

Following the spin-off held on May 22, 1998 (Balance sheet basis as of February 28, 1998), TELEBRAS ceased to have operating assets and has primarily sustained its operations through income provided by short term investments.

Pursuant to Instrucao CVM 381/03 and Oficio Circular CVM/SEP/SNC/-2/2003 Telebras informs that paid to Deloitte Touche Tohmatsu Auditores Independentes in November 2002 and April 2003 an amount of R$6 or 6% from the expected cost for auditing services for fiscal year 2002. This payment is in connection with rendering of tax counsel services by Deloitte before the Brazilian Internal Revenue Service and the Board of Taxpayers from the Ministry of Finance. As to conflict of interest, loss of independence or objectivity, Telebras informs that Deloitte Touche Tohmatsu has full access to its internal documents and information.

Deloitte considers that this service has not affected its independence and objectivity, which are essential to the effectiveness of auditing services rendered to Telebras as no opinion has been issued by Deloitte that could influence any Company decision. Telebras is liable for any decision made based on suggestions provided by Deloitte.

Telebras has concluded, after the review carried out pursuant to the above mentioned Oficio Circular, that the cost of the above mentioned service is immaterial when compared to the cost of auditing services rendered by Deloitte to Telebras and that such service does not constitute a conflict of interest nor affects the independence or objectivity of the independent auditor.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                    TELECOMUNICACOES BRASILEIRAS S.A. - TELEBRAS

Date:  September 19, 2003

                                          By:    /s/ Minoru Oda
                                                 ------------------------------
                                          Name:      Minoru Oda
                                          Title:     Chief Financial Officer and
                                                     Investor Relations Director